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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

March 7, 2014

Confidentially via edgar and hand delivery

Jeffrey P. Riedler

Scot Foley

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Property Insurance Holdings, Inc.
Registration Statement on Form S-1
Filed February 25, 2014
File No. 333-193314

Dear Mr. Riedler and Mr. Foley:

On behalf of 1347 Property Insurance Holdings, Inc. (the “Company” or “1347”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated March 5, 2014, relating to Amendment 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on February 25, 2014 (the “Prior Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering by hand a hard copy of this letter together with courtesy copies of the Amended Registration Statement marked to show changes from the Prior Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5300 Facsimile: +1 212 547 5444 www.mwe.com

Jeffrey P. Riedler

Scot Foley

March 7, 2014

General

1.	Please explain to us when you expect the 1,000: 1 stock split to be completed and how you plan to address inconsistencies between shares and per share amounts presented in your Capitalization and Dilution disclosure and the corresponding amounts presented in your historical financial statements.

Response: The stock split will be structured as a stock dividend which will be authorized by resolution of the Company’s board of directors prior to consummation of the Offering and will be effective upon the filing of the Third Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware prior to the consummation of the Offering. We have revised the disclosure in the Amended Registration Statement to clarify the timing for such stock split.

The Company has consistently assumed the occurrence of the impending stock split on a pro forma basis in the Capitalization and Dilution sections, but the impact of the impending stock split is only observed on a per share basis. The Company submits that not to account for the impending stock split on a pro forma basis would be misleading to investors as it would result in a pro forma net tangible book value per share of $7,882 per share. The Company has added disclosure in each of the Capitalization and Dilution sections to further clarify the impact of the impending stock split.

The impending stock split is not reflected in the financial statements because it has not yet occurred. Once this Offering and the stock split have been completed, the Company will reflect the stock split in its financials on a historical basis for comparative purposes.

Capitalization, page 33

2.	Please revise your disclosure to present a pro forma column which includes the items you identified in (i) and (ii) in the headnote to your tabular disclosure and then a pro forma as adjusted column which would include the above items and the issuance of shares in this offering.

Response: The Company has added the tabular disclosure as requested.

Jeffrey P. Riedler

Scot Foley

March 7, 2014

Dilution, page 34

3.	You have not disclosed a net tangible book value per share before the planned offering that is consistent with historical amounts shown in your consolidated balance sheet at December 31, 2013. Please explain to us your basis for concluding that this presentation of dilution per share to new investors conforms to guidance in Item 506 of Regulation S-K.

Response: As discussed in response to comment 1 herein, the Company accounted for the impact of the impending stock split on a pro forma basis in the dilution table because to do otherwise would be misleading to investors as it would result in a pro forma net tangible book value per share of $7,882 per share. Without some adjustment (which we have accounted for through the stock split as described), investors would not be provided accurate, useable information regarding the difference between the net tangible book value before and after the Offering, the increase per share attributable to new investors or the dilution per share to new investors. The Company has added disclosure in each of the Capitalization and Dilution sections to further clarify the impact of the impending stock split.

The Company respectfully submits that Section 8330 of the Financial Reporting Manual of the Division of Corporate Finance permits dual calculation of tangible book value with appropriate disclosure and further Section 8320 of the Financial Reporting Manual of the Division of Corporate Finance sets forth that there are no rules or authoritative guidelines that define tangible book value. In light of this guidance, the Company has set forth and identified the pro forma tangible book value per share on a dual basis, with and without taking the stock split into account, in the Amended Registration Statement.

Notes to Consolidated Financial Statements

1. Description of the Company and Summary of Significant Accounting Policies

Significant Accounting Policies, page F-9

Jeffrey P. Riedler

Scot Foley

March 7, 2014

4.	Please explain why you omitted the disclosure, “Recently Issued Accounting Standards.”

Response: The Company and its accountants had considered the Recently Issued Accounting Standards that were previously disclosed and determined that they may not be applicable to the Company as of December 31, 2013. However, the Company has reconsidered and re-inserted into the Amended Registration Statement the Recently Issued Accounting Standards that were included in versions of the registration statement before the Prior Registration Statement, as such Recently Issued Accounting Standards may be applicable to the Company on a going forward basis.

* * *

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with the Amended Registration Statement or this letter.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Douglas N. Raucy, President and Chief Executive Officer